Your **Vote** Counts!

ZHONGCHAO INC.

2022 Annual Meeting

Vote by July 27, 2022
11:59 PM ET



ZHONGCHAO INC.
NANXI CREATIVE CENTER, SUITE 218
841 YAN'AN MIDDLE ROAD, JING'AN DISTRICT
SHANGHAI, CHINA 200040

You invested in ZHONGCHAO INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on July 28, 2022.**

Get informed before you vote

View the Notice & Proxy Statement, Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 14, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

July 28, 2022
9:00 AM EDT

Nanxi Creative Center
Suite 218
841 Yan'an Middle Road
Jing'An District, Shanghai
People's Republic of China

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of Directors **Nominees:**	
1a.	Weiguang Yang	For
1b.	Pei Xu	For
1c.	John C. General	For
1d.	Kevin Dean Vassily	For
1e.	Dan Li	For
2.	To approve the appointment of Marcum Bernstein & Pinchuk LLP, as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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